FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES PLAN OF ARRANGEMENT APPROVALS

AND FILES TWENTY-FOURTH DEFAULT STATUS REPORT

Didsbury, Alberta – Wednesday, October 7, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that on September 30, 2009 the Company’s creditors approved the Third Amended and Restated Plan of Arrangement of JED dated September 28, 2009 (the “Plan”), and on October 1, 2009 a Sanction Order (the “Order”) was issued by the Court of Queen’s Bench of Alberta, Judicial District of Calgary, sanctioning the Plan.

The Plan is both a Plan of Arrangement under the Companies Creditors’ Arrangement Act (Canada) (the “CCAA”) and the Business Corporations Act (Alberta) (the “ABCA”), and effects all of the creditors of and its two subsidiaries, JED Production Inc. (“JPI”) and JED Oil (USA) Inc. and provides for the amalgamation of JED and JPI (“New JED”).  On the Plan Implementation Date, as defined in the Plan, the authorized capital of NEW JED will consist of an unlimited number of common shares (the “New common shares”), 29,037,500 Class A Special Shares, 5,462,500 Class B Special Shares, 85,779,085 Class C Special Shares and 1,797,474 Class D Special Shares.  The existing common shares of JED will be exchanged on a 1 for 1 basis for Class C Special Shares and the Class C Special Shares shall then be redeemed by the Company without consideration and cancelled, and any and all outstanding warrants and options to acquire existing common shares shall be cancelled.  The existing Class B Preferred Shares of JED will be exchanged on a 1 for 1 basis for Class D Special Shares and the Class D Special Shares shall then be redeemed by New JED without consideration and cancelled.  JED’s current 10% Senior Subordinated Convertible Notes (“Notes”) will be exchanged for the New common shares and Class A Special Shares on a pro rata basis; secured creditors of JED and JPI holding security in priority to the Notes shall be issued First Secured Debentures; secured creditors of JED and JPI holding security which does not rank in priority to the Notes shall be issued Second Secured Debentures, and the unsecured creditors of JED and JPI shall be issued the Class B Special Shares of New JED. It is expected that the listing of JED’s common shares on the OTCBB will be terminated, and applications have been made to terminate JED’s status as a reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick, and as a registrant under the securities laws of the United States.

 At the September 30th meeting of creditors, each of the four classes of affected creditors of JED approved the Plan, by the requisite majorities of a simple majority of the number of creditors in each class and two-thirds of the dollar amount of claims, of those creditors represented at the creditor’ meeting in person or by proxy,  as a settlement of their outstanding amounts owing by JED as claims approved by the Court-appointed Monitor.  On the Plan Implementation Date all prior claims against JED and its subsidiaries of whatever nature shall be deemed to be released in their entirety.

JED today also filed this news release as its twenty-fourth and final Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008 and its financial statements for the fourth quarter and fiscal year ended December 31, 2008 would not be filed by March 31, 2009.  JED reports that since announcing the original Notice of Default on November 5, 2008 and second Notice of Default on March 31, 2009, and filing its first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh, twelth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth twentieth, twenty-first, twenty-second and twenty-third Default Status Reports on November 19, December 3, 17, and 31, 2008 and January 14 and 28, February 11 and 25, March 11 and 25, April 8 and 22, May 6 and 20, June 3, 17 and 30, 2009, July 15 and 29, August 12 and 29, and September 9 and 23, 2009 respectively, there have not been any additional material changes to the information except as set out in all of the Default Status Reports; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcements.  The Company does not intend to file any additional Default Status Reports.

The complete Plan may be viewed at the website of JED’s filings with the Alberta Securities Commission at (http://www.SEDAR.com) or JED’s filings with the Securities and Exchange Commission (US) at (http://www.sec.gov).

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 851-0017

www.jedoil.com